June 25, 2018

VIA EDGAR

U.S. Securities & Exchange Commission

The Division of Investment Management

Attention: John Ganley

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	Wildermuth Endowment Fund

Securities Act File No. 333-191152

Investment Company Act File No. 811-22888

Dear Mr. Ganley:

This letter is in reference to post-effective amendment no. 7 to the registration statement on Form N-2 of the Wildermuth Endowment Fund (formerly known as Wildermuth Endowment Strategy Fund) (the “Registrant”), filed on May 31, 2018.

Wildermuth Securities, LLC and UMB Distribution Services, LLC (together, the “Co-Distributors") have been engaged by the Registrant as the principal underwriters of the offering. Pursuant to Rule 461(a) adopted under the Securities Act of 1933, as amended, the Registrant and the Co-Distributors respectfully request acceleration of the effective date of the amendment to the Registrant’s registration statement to a date on or before the close of business on June 26, 2018.

Should the Commission or Staff, acting pursuant to delegated authority, declare the filing effective, the Registrant acknowledges that such action does not foreclose the Commission from taking any action with respect to the filing. The Registrant further acknowledges that the action of the Commission or Staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Daniel Wildermuth Wildermuth Endowment Fund 11525 Park Woods Circle Alpharetta, Georgia 30005	Wildermuth Securities, LLC 11525 Park Woods Circle Alpharetta, GA 30005	UMB Distribution Services, LLC 235 West Galena Street Milwaukee, Wisconsin 53212